Grant W. Collingsworth
404-504-7786
September 22, 2010	gwc@mmmlaw.com
www.mmmlaw.com
VIA EDGAR
Ms. Barbara C. Jacobs
Assistant Director
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:	SciQuest, Inc.
Amendment No. 5 to Registration Statement on Form S-1
Filed September 2, 2010
File No. 333-165720
Dear Ms. Jacobs:
     On behalf of SciQuest, Inc. (the “Issuer”), please find transmitted herewith for filing the Issuer’s Pre-Effective Amendment No. 6 (the “Amendment”) to its Registration Statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on September 22, 2010 (Registration No. 333-165720) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of the Amendment are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by the Amendment.
     The Amendment is being filed principally in response to comments of the Staff set forth in the Commission’s letter dated September 17, 2010. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the Amendment. Other changes have also been made, as indicated in the marked materials.
     On behalf of the Issuer, we respond to the specific comments of the Staff as follows:

Buckhead Office	1600 Atlanta Financial Center	With offices in	Washington, D.C.
404.233.7000	3343 Peachtree Road, N.E.		Raleigh-Durham, N.C.
Atlanta, Georgia 30326-1044
Fax: 404.365.9532

Morris, Manning & Martin, LLP
Ms. Barbara Jacobs
Securities and Exchange Commission
September 22, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Stock-Based Compensation
April 2010 Grants, page 48
1.	We note the revisions made in response to prior comment 1. Further explain why you believe your valuations (i.e., stock price) would have had the same stock appreciation experienced by the comparable companies. That is, explain why you believe their stock prices increased significantly and explain why you believe that your business is so comparable that you too would have experienced a similar appreciation. Consider addressing whether the comparable companies experienced a similar revenue growth as you did. You should address that the increase in your fair value does not correlate to your revenue growth. In this regard, your disclosure should provide an analysis of why you believe these comparable companies are truly comparable, should provide reasons for the significant increase in values, and should explain in more detail why your enterprise value would increase similarly to those comparable companies.
Response: The “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies — Stock-Based Compensation — April 2010 Grants” section beginning on page 48 of the Prospectus has been revised to include the disclosure and explanations referenced in the Commission’s comment.
If you have any questions regarding this filing, please do not hesitate to contact the undersigned at (404) 504-7786 or Seth K. Weiner, Esq. at (404) 504-7664. You can reach either of us by fax at (404) 365-9532.
Best regards,
MORRIS, MANNING & MARTIN, LLP
/s/ Grant W. Collingsworth
Grant W. Collingsworth

Enclosures
cc:	Stephen J. Wiehe
Seth K. Weiner, Esq.